Filed Pursuant to Rule 433

Registration Nos. 333-138503, 333-138503-01, 333-138503-02

August 13, 2008

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated August 13, 2008)

Issuer:	The Southern Company
Security:	Series 2008A Floating Rate Senior Notes due August 20, 2010
Expected Ratings*:	A3/A-/A (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$600,000,000
Public Offering Price:	100%
Maturity:	August 20, 2010
Interest:

Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement) plus 0.70%, reset quarterly, and payable February 20, May 20, August 20 and November 20 of each year, commencing November 20, 2008

Format:	SEC Registered
Transaction Date:	August 13, 2008
Expected Settlement Date:	August 21, 2008
Underwriters:	J.P. Morgan Securities Inc. Lehman Brothers Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0759, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Lehman Brothers Inc. toll-free at 1-888-603-5847.